Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2018

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2018	December 31, 2017

CURRENT ASSETS
Cash and cash equivalents	4	2,375,447	2,555,338
Short-term investments
Held for Trading	4	870,691	821,518
Trade accounts receivable - net	5	3,596,583	2,798,420
Inventories	6	6,980,484	6,701,404
Tax credits		375,415	402,429
Income and social contribution taxes recoverable		383,226	487,633
Unrealized gains on financial instruments	13	4,512	—
Assets held for sale		4,555,809	3,745,634
Other current assets		415,361	469,737
		19,557,528	17,982,113

NON-CURRENT ASSETS
Tax credits		27,771	30,841
Deferred income taxes		3,078,630	3,054,393
Related parties	15	44,992	51,839
Judicial deposits	14	2,073,208	2,051,181
Other non-current assets		518,414	542,973
Prepaid pension cost		1,149	1,149
Investments in associates and jointly-controlled entities	8	1,331,444	1,280,299
Goodwill	10	7,924,269	7,891,142
Other Intangibles		908,724	972,089
Property, plant and equipment, net		15,510,247	16,443,742
		31,418,848	32,319,648
TOTAL ASSETS		50,976,376	50,301,761

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2018	December 31, 2017

CURRENT LIABILITIES
Trade accounts payable		3,496,330	3,179,954
Short-term debt	11	2,179,677	2,004,341
Taxes payable		371,779	284,101
Income and social contribution taxes payable		77,988	70,242
Payroll and related liabilities		375,430	443,859
Employee benefits		315	253
Environmental liabilities		22,903	21,928
Unrealized losses on financial instruments	13	39	—
Liabilities held for sale		1,058,350	1,084,032
Other current liabilities		592,273	625,410
		8,175,084	7,714,120

NON-CURRENT LIABILITIES
Long-term debt	11	14,495,824	14,457,315
Debentures	12	43,844	47,928
Related parties	15	1,303	—
Deferred income taxes		123,772	82,686
Unrealized losses on financial instruments	13	—	1,267
Provision for tax, civil and labor liabilities	14	791,082	827,883
Environmental liabilities		62,270	63,263
Employee benefits		1,413,426	1,424,611
Obligations with FIDC	16	1,159,764	1,135,077
Other non-current liabilities		575,476	653,670
		18,666,761	18,693,700
EQUITY	17
Capital		19,249,181	19,249,181
Treasury stocks		(193,857)	(76,085)
Capital reserves		11,597	11,597
Retained earnings		3,709,745	3,315,374
Operations with non-controlling interests		(2,870,825)	(2,870,831)
Other reserves		3,973,498	4,015,965
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		23,879,339	23,645,201

NON-CONTROLLING INTERESTS		255,192	248,740

EQUITY		24,134,531	23,893,941

TOTAL LIABILITIES AND EQUITY		50,976,376	50,301,761

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2018	March 31, 2017

NET SALES		10,388,800	8,458,664
Cost of sales	20	(9,049,700)	(7,804,777)

GROSS PROFIT		1,339,100	653,887
Selling expenses	20	(150,435)	(138,446)
General and administrative expenses	20	(269,996)	(301,047)
Other operating income	20	48,857	68,966
Other operating expenses	20	(18,257)	(5,456)
Gains and losses on assets held for sale and sales of interest in subsidiaries	3.4	(3,497)	—
Reversal of contingent liabilities, net	14	—	929,711
Equity in earnings of unconsolidated companies	8	17,749	(810)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		963,521	1,206,805
Financial income	21	31,317	81,827
Financial expenses	21	(366,031)	(463,237)
Exchange variations, net	21	(7,063)	75,038
Reversal of monetary update of contingent liabilities, net	14	—	369,819
Gain and losses on financial instruments, net	21	(787)	(9,731)
INCOME BEFORE TAXES		620,957	1,260,521
Current	7	(148,175)	(49,532)
Deferred	7	(24,371)	(387,445)
Income and social contribution taxes		(172,546)	(436,977)

NET INCOME		448,411	823,544

ATTRIBUTABLE TO:
Owners of the parent		441,029	815,341
Non-controlling interests		7,382	8,203
		448,411	823,544

Basic earnings per share - preferred and common - (R$)	18	0.26	0.48

Diluted earnings per share - preferred and common - (R$)	18	0.26	0.48

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2018	March 31, 2017
Net income for the period	448,411	823,544
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	38,739	2,150
Cumulative translation adjustment	(7,936)	(390,395)
Unrealized (Losses)/Gains on net investment hedge	(36,134)	214,514
Cash flowh hedges:
Unrealized Gains/(Losses) on cash flow hedges	5,761	(7,663)
	430	(181,394)

Total comprehensive (loss) income for the period, net of tax	448,841	642,150

Total comprehensive (loss) income attributable to:
Owners of the parent	439,801	634,541
Non-controlling interests	9,040	7,609
	448,841	642,150

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2017	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net income	—	—	—	—	—	—	815,341	—	—	—	—	—	—	815,341	8,203	823,544
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	214,453	(7,647)	(387,606)	—	—	(180,800)	(594)	(181,394)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	815,341	—	214,453	(7,647)	(387,606)	—	—	634,541	7,609	642,150
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(17,368)	(17,368)	(64)	(17,432)
Long term incentive plan exercised during the period	—	20,911	—	—	—	(2,737)	—	—	—	—	—	—	—	18,174	30	18,204
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	251	251
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,481)	(1,481)
Balance as of March 31, 2017 (Note 17)	19,249,181	(77,835)	11,597	628,228	611,531	2,520,711	815,341	(2,873,335)	(4,189,983)	8,676	8,144,459	(357,072)	171,984	24,663,483	252,862	24,916,345

Balance as of January 1, 2018	19,249,181	(76,085)	11,597	628,228	611,531	2,075,615	—	(2,870,831)	(4,552,984)	4,972	8,841,450	(472,458)	194,985	23,645,201	248,740	23,893,941
2017 Changes in Equity
Net income	—	—	—	—	—	—	441,029	—	—	—	—	—	—	441,029	7,382	448,411
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(36,129)	5,697	29,204	—	—	(1,228)	1,658	430
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	441,029	—	(36,129)	5,697	29,204	—	—	439,801	9,040	448,841
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(27,230)	(27,230)	(111)	(27,341)
Long term incentive plan exercised during the period	—	20,317	—	—	—	(3,000)	—	—	—	—	—	—	—	17,317	70	17,387
Effects of IFRS 9 adoption	—	—	—	—	—	—	—	—	—	(14,009)	—	—	—	(14,009)	(94)	(14,103)
Assignment of preferred shares	—	11,622	—	—	—	7,362	—	—	—	—	—	—	—	18,984	—	18,984
Treasury stocks	—	(149,711)	—	—	—	—	—	—	—	—	—	—	—	(149,711)	(327)	(150,038)
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	6	—	—	—	—	—	6	941	947
Dividends/interest on equity	—	—	—	—	—	—	(51,020)	—	—	—	—	—	—	(51,020)	(3,067)	(54,087)
Balance as of March 31, 2018 (Note 17)	19,249,181	(193,857)	11,597	628,228	611,531	2,079,977	390,009	(2,870,825)	(4,589,113)	(3,340)	8,870,654	(472,458)	167,755	23,879,339	255,192	24,134,531

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2018	March 31, 2017

Cash flows from operating activities
Net income for the period		448,411	823,544
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	453,516	528,058
Equity in earnings of unconsolidated companies	8	(17,749)	810
Exchange variation, net	21	7,063	(75,038)
Loss (Gains) on financial instruments, net	21	787	9,731
Post-employment benefits		47,968	55,523
Long term incentive plan		9,252	6,255
Income and social contribution taxes	7	172,546	436,977
Gains on disposal of property, plant and equipment, net		(5,664)	(37,147)
Gains and losses on assets held for sale and sales os interest in subsidiaries	3.4	3,497	—
Allowance for doubtful accounts		4,098	9,994
Provision for tax, labor and civil claims		(36,035)	82,430
Reversal of contingent liabilities, net	14	—	(929,711)
Interest income on trading securities		(10,165)	(28,506)
Interest expense on debt and debentures	21	273,841	357,511
Reversal of monetary update of contingent liabilities, net	14	—	(369,819)
Interest on loans with related parties	15	(4)	—
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(843)	(19,427)
		1,350,519	851,185
Changes in assets and liabilities
Increase in trade accounts receivable		(886,432)	(321,286)
(Increase) Decrease in inventories		(406,697)	(545,297)
Increase (Decrease) in trade accounts payable		378,481	409,167
Increase in other receivables		(32,089)	(36,137)
Increase (Decrease) in other payables		(281,316)	16,323
Dividends from associates and joint ventures		5,343	9,197
Purchases of trading securities		(174,923)	(230,862)
Proceeds from maturities and sales of trading securities		141,526	298,421
Cash provided by operating activities		94,412	450,711

Interest paid on loans and financing		(235,256)	(361,642)
Income and social contribution taxes paid		(63,213)	(52,669)
Net cash (used in) provided by operating activities		(204,057)	36,400

Cash flows from investing activities
Additions to property, plant and equipment	9	(216,656)	(236,598)
Proceeds from sales of property, plant and equipment, investments and other intangibles		332,410	192,686
Additions to other intangibles		(4,464)	(8,236)
Net cash used in investing activities		111,290	(52,148)

Cash flows from financing activities
Purchases of Treasury stocks		(149,711)	—
Dividends and interest on capital paid		(55,150)	(2,029)
Proceeds from loans and financing		479,150	220,590
Repayment of loans and financing		(310,765)	(678,783)
Intercompany loans, net		7,704	2,852
Net cash used in financing activities		(28,772)	(457,370)

Exchange variation on cash and cash equivalents		(58,352)	(114,142)

Decrease in cash and cash equivalents		(179,891)	(587,260)
Cash and cash equivalents at beginning of period		2,555,338	5,063,383
Cash and cash equivalents at end of period		2,375,447	4,476,123

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 8, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2018 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2017, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

According to note 3.4 the Company started to present assets and liabilities of entities held for sale, in specific lines of the balance sheet of assets held for sale and liabilities held for sale.

Changes in accounting policies

Except as described below, the accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2017. The Company initially adopted IFRS 15 - Revenues from Contracts with Customers and IFRS 9 - Financial Instruments, as of January 1, 2018.

a) IFRS 15 - Revenue from contract with customers. IFRS 15 establishes a comprehensive framework for determining whether, when, and by how much revenue is recognized. It replaces IAS 18 - Revenues and related interpretations. The Company adopted IFRS 15 using the cumulative effect method, however, this adoption did not generate any change in amounts previously recognized as revenue, given the non-relevance of the change in the standard for the Company. Consequently, the information presented for the year 2017, or quarterly information for that year, have not been restated and, thus, the information for the 2017 financial year is still presented as disclosed in accordance with IAS 18 and related interpretations. Revenues are currently recognized when the products are delivered to the customer, and the performance obligation is fulfilled at that time.

b) IFRS 9 - Financial instruments. IFRS 9 establishes requirements to recognize and measure financial assets, financial liabilities and certain contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement.

In relation to the classification and measurement of financial assets and liabilities, IFRS 9 largely retains the requirements in IAS 39 for the classification and measurement of financial liabilities, however it eliminates the following categories of IAS 39 for financial assets: held for maturity, loans and receivables and available for sale.

The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments). The impact of IFRS 9 on the Classification and Measurement of Financial Assets is described below. Under IFRS 9, at the initial recognition, a financial asset is classified in the following categories of amortization: at amortized cost or at fair value through other

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

comprehensive income or at fair value through profit or loss. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its characteristics of contractual cash flows.

The following accounting policies apply to the subsequent measurement of financial assets:

• Financial assets measured at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.

• Financial assets at amortized cost: these assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized directly in income. Any gain or loss on derecognition is recognized in profit or loss.

• Financial assets measured at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, exchange gains and losses and impairment are recognized in the income statement. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the income statement.

Note 13.d discloses the measurement categories of IFRS 9 for each class of financial assets and liabilities of the Company on January 1, 2018 and March 31, 2018.

In relation to the Impairment of Financial Assets, IFRS 9 replaces the “loss incurred” model of IAS 39 with an expected credit loss model. The new impairment model applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The Company measures the provision for loss in an amount equal to the expected loss of credit for life. In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward-looking information. The provision for credit risks was calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the clients, the situation of the economic group to which they belong, the real guarantees for debits and the evaluation of the consultants and is considered sufficient to cover possible losses on amounts receivable, in addition to a prospective assessment that takes into account the change or expectation of change in economic factors that affect the expected credit losses, which will be determined based on probabilities weighted.

The impacts of the adoption of IFRS 9 in the Company’s Equity on January 1, 2018 due to the increase in the Allowance for doubtful accounts were R$ (14,103).

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB has issued and/or reviewed some IFRS standards, which have mandatory adoption for the year 2019 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 16 - Lease. Establishes aspects of recognition, measurement and disclosure of leases. This standard is effective for fiscal years beginning on or after January 1, 2019. The Company is in evaluation process of impacts on its financial statements of the adoption of the standard, however, no material impacts are expected considering the relevance of current lease contracts.

• IFRIC 23 — Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of the IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements, however, no material impact is expected in the Company’s Financial Statements.

• Amendment of standard IAS 19 - Changes in the plan in cases of curtailment or settlement. Clarifies aspects of measurement and recognition in the result of the effects of curtailments and settlements in employee benefit plans. This change in the standard is effective for years beginning on or after January 1, 2019. The Company does not expect significant impacts on possible future events of curtailments and settlements in employee benefit plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2018, when compared to those existing on December 31, 2017.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on March 31, 2018, when compared to those existing on December 31, 2017.

3.3 — Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2018, when compared to those existing on December 31, 2017.

3.4 — Gains and losses on assets held for sale and sales of interest in subsidiaries

On February 14, 2018, the Company announced the sale of its two hydroelectric plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly owned subsidiary of Kinross Gold Corporation. The Caçu and Barra dos Coqueiros plants, inaugurated in 2010, have a total installed capacity of 155 MW. The transaction is subject to regulatory approvals and the usual closing conditions. The Company started to present assets and liabilities of these units separately from other operations, in specific lines of the balance sheet of assets held for sale and liabilities held for sale.

On March 30, 2018, the Company completed the sale of its wire rod mill located in Beaumont, Texas, and the Beaumont Wire Products and Carrollton Wire Products processing units for Optimus Steel LLC for US$ 99.5 million (equivalent to R$ 330.7 million). The mill has a melt shop with the capacity to produce approximately 700,000 short tons of steel per year and is capable of rolling wire rod and rebar in roll. As a result of this transaction, together with the measurement of the change for the period ended on March 31, 2018 of the net assets classified as held for sale at the lower of their book value and fair value less costs to sell, the Company recognized an expense of R$ 3.5 million in the line of Gains and losses on assets held for sale and sales of interests in subsidiaries in its Income Statement.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2018	December 31, 2017
Cash	11,871	10,439
Banks and immediately available investments	2,363,576	2,544,899
Cash and cash equivalents	2,375,447	2,555,338

Short-term investments

	March 31, 2018	December 31, 2017
Held for trading	870,691	821,518
Short-term investments	870,691	821,518

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2018	December 31, 2017
Trade accounts receivable - in Brazil	1,428,702	1,265,431
Trade accounts receivable - exports from Brazil	115,112	139,162
Trade accounts receivable - foreign subsidiaries	2,178,515	1,525,466
(-) Allowance for doubtful accounts	(125,746)	(131,639)
	3,596,583	2,798,420

NOTE 6 - INVENTORIES

	March 31, 2018	December 31, 2017
Finished products	3,098,773	3,026,556
Work in progress	1,448,075	1,302,152
Raw materials	1,655,353	1,703,013
Storeroom supplies	355,207	298,100
Imports in transit	426,700	375,139
(-) Allowance for adjustments to net realizable value	(3,624)	(3,556)
	6,980,484	6,701,404

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2017	(28,813)
Provision for the year	(26,545)
Reversal of adjustments to net realizable value	46,740
Loss of control by joint venture creation	392
Assets held for sale	881
Exchange rate variation	3,789
Balance as of December 31, 2017	(3,556)
Provision for adjustments to net realizable value	(877)
Reversal of adjustments to net realizable value	1,720
Exchange rate variation	23
Assets held for sale	(934)
Balance as of March 31, 2018	(3,624)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2018 and 2017. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 21.0% and 34.0%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	March 31, 2018	March 31, 2017
Income before income taxes	620,957	1,260,521
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(211,125)	(428,577)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	10,479	(26,353)
- Equity in earnings of unconsolidated companies	6,035	(275)
- Interest on equity *	208	28
- Tax credits and incentives	4,437	4,312
- Tax deductible goodwill recorded in statutory books	5,107	—
- Realization of deferred tax assets not recognized	4,606	—
- Other permanent differences, net	7,707	13,888
Income and social contribution taxes	(172,546)	(436,977)
Current	(148,175)	(49,532)
Deferred	(24,371)	(387,445)

(*) The Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on equity — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation considers the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 311,893 (R$ 312,741 as of December 31, 2017), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 359,456 (R$ 360,152 as of December 31, 2017) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2020 and 2037 and also several tax losses of state credits in the amount of R$ 1,346,721 (R$ 1,137,548 as of December 31, 2017), which expire at various dates between 2018 and 2038.

NOTE 8 — INVESTMENTS

	Joint Ventures					Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Gerdau Summit Aços Fundidos e Forjados S.A. (note 3.2)	Diaco S.A. (note 3.4)	Dona Francisca Energética S.A.	Corsa Controladora S.A. de C.V.	Total
Balance as of January 01, 2017	56,492	(19,269)	404,522	—	—	90,796	266,303	798,844
Equity in earnings	5,725	(110,773)	33,505	15,460	8,048	19,971	(6,533)	(34,597)
Cumulative Translation Adjustment	5,081	145,592	(7,606)	—	1,346	—	17,512	161,925
Capital increase	—	—	—	184,187	—	—	—	184,187
Joint venture creation	—	—	—	—	145,084	—	—	145,084
Contingent price complement	—	—	—	—	—	65,500	—	65,500
Dividends/Interest on equity	(14,050)	—	—	—	—	(26,594)	—	(40,644)
Balance as of December 31, 2017	53,248	15,550	430,421	199,647	154,478	149,673	277,282	1,280,299
Equity in earnings	763	(17,581)	15,657	3,210	12,626	5,554	(2,480)	17,749
Cumulative Translation Adjustment	(1,180)	423	3,196	(27)	13,184	—	23,143	38,739
Dividends/Interest on equity	—	—	—	—	—	(5,343)	—	(5,343)
Balance as of March 31, 2018	52,831	(1,608)	449,274	202,830	180,288	149,884	297,945	1,331,444

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2018, acquisitions amounted to R$ 216,565 (R$ 236,598 as of March 31, 2017), and disposals amounted to R$ 464 (R$ 176,871 as of March 31, 2017). As described in note 3.4, the Company sold certain assets of its subsidiary in the United States for R$ 294,685.

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on March 31, 2018 amounted to R$ 6,323 (R$ 14,993 as of March 31, 2017).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 597,981 as of March 31, 2018 (R$ 609,116 as of December 31, 2017).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2017	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	242,510	(169,979)	72,531
(-) Impairment (note 28)	—	(849,438)	(849,438)
(-) Assets held for sale (note 3.4)	(801,967)	—	(801,967)
Balance as of December 31, 2017	14,500,381	(6,609,239)	7,891,142
(+/-) Foreign exchange effect	121,314	(88,187)	33,127
Balance as of March 31, 2018	14,621,695	(6,697,426)	7,924,269

The amounts of goodwill by segment are as follows:

	March 31, 2018	December 31, 2017
Brazil	373,135	373,135
Special Steels	2,499,007	2,487,364
North America	5,052,127	5,030,643
	7,924,269	7,891,142

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2018	December 31, 2017

Working capital	7.90%	3,028,911	2,739,258
Financing of property, plant and equipment and others	9.94%	1,891,298	2,108,216
Ten/Thirty Years Bonds	5.84%	11,755,292	11,614,182
Total financing		16,675,501	16,461,656
Current		2,179,677	2,004,341
Non-current		14,495,824	14,457,315

Principal amount of the financing		16,382,928	16,207,120
Interest amount of the financing		292,573	254,536
Total financing		16,675,501	16,461,656

(*) Weighted average effective interest costs on March 31, 2018.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	March 31, 2018	December 31, 2017
Brazilian Real (R$)	2,896,783	2,710,308
U.S. Dollar (US$)	13,372,968	13,333,669
Other currencies	405,750	417,679
	16,675,501	16,461,656

The amortization schedules of long-term loans and financing are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2018	December 31, 2017
2019(*)	839,231	873,274
2020	3,166,298	3,158,211
2021	1,737,675	1,730,177
2022	148,262	147,715
2023	1,870,294	1,858,030
2024 on	6,734,064	6,689,908
	14,495,824	14,457,315

(*) For the period as of March 31, 2018, the amounts represents payments from April 1, 2019 to December 31, 2019.

a) Principal funding in 2018

In March 2018, the subsidiary Gerdau Açominas obtained a loan of R$ 400 million from Banco do Brasil, with cost of 104% of CDI, maturing on April 28, 2019 and clause of export verification obligations.

b) Monitoring indexes

Only operations with BNDES include the Company’s contract established debt ratios. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 105.2 million on March 31, 2018, are guaranteed by the assets (property, plant and equipment) being financed.

d) Credit Lines

In June 2009, the Company and some of its subsidiaries in Brazil, obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2018, the outstanding balance of this credit facility was R$ 353.4 million.

In October 2017, the Company completed the renewal and reduction of the volume of the Senior Unsecured Global Working Capital Credit Agreement, a US$ 800 million revolving credit line to provide liquidity to its subsidiaries. The line is divided into two tranches, of which US$ 200 million is allocated to North American subsidiaries and US$ 600 million to subsidiaries in Latin America, including Brazil. The companies Gerdau SA, Gerdau Açominas SA and Gerdau Aços Longos SA provide a guarantee and the operation expires in October 2020. As of March 31, 2018, the amount disbursed in this line was US$ 50 million (R$ 166.2 million as of March, 31, 2018).

NOTE 12 — DEBENTURES

		Quantity as of March 31, 2018
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2018	December 31, 2017
3rd- A and B	May 27,1982	144,000	140,758	06/01/2021	20,538	21,377
7th	July 14, 1982	68,400	68,251	07/01/2022	1,226	1,333
8th	November 11, 1982	179,964	177,709	05/02/2023	12,123	14,557
9th	June 10, 1983	125,640	125,121	09/01/2024	4,271	4,900
11th - A and B	June 29, 1990	150,000	149,271	06/01/2020	5,686	5,761
Total Consolidated					43,844	47,928

Non-current					43,844	47,928

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Maturities of long-term amounts are as follows:

	March 31, 2018	December 31, 2017
2020	5,686	5,761
2021	20,538	21,377
2022	1,226	1,333
2023	12,123	14,557
2024 on	4,271	4,900
	43,844	47,928

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 8.39% and 9.93% for the three-month period ended on March 31, 2018 and year ended on December 31, 2017, respectively.

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on financial instruments, unrealized losses on financial instruments, judicial deposits, other current assets, other non-current assets, obligations with FIDC, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

	March 31, 2018		December 31, 2017
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	2,375,447	2,375,447	2,555,338	2,555,338
Short-term investments	870,691	870,691	821,518	821,518
Trade accounts receivable	3,596,583	3,596,583	2,798,420	2,798,420
Related parties	44,992	44,992	51,839	51,839
Unrealized gains on derivatives	4,512	4,512	—	—
Judicial deposits	2,073,208	2,073,208	2,051,181	2,051,181
Other current assets	415,361	415,361	469,737	469,737
Other non-current assets	518,414	518,414	542,973	542,973
Liabilities
Trade accounts payable	3,496,330	3,496,330	3,179,954	3,179,954
Loans and Financing	16,675,501	17,238,916	16,461,656	17,102,512
Debentures	43,844	43,844	47,928	47,928
Related parties	1,303	1,303	—	—
Unrealized losses on financial instruments	39	39	1,267	1,267
Obligations with FIDC	1,159,764	1,159,764	1,135,077	1,135,077
Other current liabilities	592,273	592,273	625,410	625,410
Other non-current liabilities	575,476	575,476	653,670	653,670

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets and liabilities in foreign currencies or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio (Ebitda/Net Financial expenses), and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and Equity (note 17). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	March 31, 2018	March 31, 2017
Foreign currency sensitivity analysis	5%	126,442	204,934
Interest rate changes sensitivity analysis	10bps	60,859	58,195
Sensitivity analysis of changes in prices of products sold	1%	103,888	84,342
Sensitivity analysis of changes in raw material and commodity prices	1%	66,257	53,842
Interest rate and Foreign currency Swaps	10bps/5%	6,141	9,899
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	1,508	9,655

Foreign currency sensitivity analysis:  As of March 31, 2018, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that are not hedged. The impact calculated considering such variation in the foreign exchange rate totals R$ 126,442 and R$ 78,448 after the effects of changes in the net investment hedge described in note 13.f, as of March 31, 2018 (R$ 204,934 and R$ 119,123 as of March 31, 2017, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 60,859 as of March 31, 2018 (R$ 58,195 as of March 31, 2017) and would affect the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three-month period ended on March 31, 2018, totals R$ 103,888 (R$ 84,342 as of March 31, 2017) and the variation in the price of raw materials and other inputs totals R$ 66,257 as of March 31, 2018 (R$ 53,842 as of March 31, 2017). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. These variations represent an income or expense of R$ 6,141 (R$ 9,899 as of March 31, 2017). These effects would be registered in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Brazilian Real and Chilean Pesos and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Brazilian Real and Chilean Pesos represents a gain of R$ 1,508 as of March 31, 2018 (R$ 9,655 as of March 31, 2017, considering that in this amount there were

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Dollar/Colombian Pesos and Dollar/Indian Rupees forward contracts), and a decrease of 5% on the US Dollar against these currencies represents a loss in the same amount presented above. The Dollar/Brazilian Real and Dollar/Chilean Pesos forward contracts were entered into to hedge assets and liabilities in US Dollar, respectively. These effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Financial asset at fair	Financial asset at fair value
March 31, 2018	Financial asset at	value through proft or	through other
Assets	amortized cost	loss	comprehensive income	Total
Cash and cash equivalents	—	2,375,447	—	2,375,447
Short-term investments	—	870,691	—	870,691
Unrealized gains on financial instruments	—	—	4,512	4,512
Trade accounts receivable	3,596,583	—	—	3,596,583
Related parties	44,992	—	—	44,992
Judicial Deposits	2,073,208	—	—	2,073,208
Other current assets	415,361	—	—	415,361
Other non-current assets	438,200	80,214	—	518,414
Total	6,568,344	3,326,352	4,512	9,899,208
Financial result for the three-month period ended on March 31, 2018	90,537	12,377	—	102,914

	Financial liability at
	fair value through	Financial liability at
Liabilities	profit or loss	amortized cost	Total
Trade accounts payable	—	3,496,330	3,496,330
Loans and Financing	—	16,675,501	16,675,501
Debentures	—	43,844	43,844
Related parties	—	1,303	1,303
FIDC Obligation	—	1,159,764	1,159,764
Other current liabilities	—	592,273	592,273
Other non-current liabilities	—	575,476	575,476
Unrealized losses on financial instruments	39	—	39
Total	39	22,544,491	22,544,530
Financial result for the three-month period ended on March 31, 2018	(787)	(444,691)	(445,478)

January 1, 2018 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Cash and cash equivalents	—	2,555,338	2,555,338
Short-term investments	—	821,518	821,518
Trade accounts receivable	2,798,420	—	2,798,420
Related parties	51,839	—	51,839
Judicial deposits	2,051,181	—	2,051,181
Other current assets	469,737	—	469,737
Other non-current assets	462,735	80,238	542,973
Total	8,389,250	901,756	9,291,006
Financial result for the three-month period ended on March 31, 2017	14,699	32,953	47,652

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable	—	3,179,954	3,179,954
Loans and financings	—	16,461,656	16,461,656
Debentures	—	47,928	47,928
Related parties	—	—	—
FIDC Obligation	—	1,135,077	1,135,077
Other current liabilities	—	625,410	625,410
Other non-current liabilities	—	653,670	653,670
Unrealized losses on financial instruments	1,267	—	1,267
Total	1,267	22,103,695	22,104,962
Financial result for the three-month period ended on March 31, 2017	(11,858)	17,922	6,064

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of March 31, 2018, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments are classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains recognized in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on financial instruments, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		March 31, 2018		December 31, 2017		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Forward
Maturity at 2018		long in Euro	US$	1.7 million	—		—	—	(39)	—

Cross currency swap

Maturity in 2018	receivable under the swap	Libor 6M +2%	US$	40.0 million	US$	40.0 million	4,512	—	—	(1,267)
	payable under the swap	INR 10.17%

Total fair value of financial instruments							4,512	—	(39)	(1,267)

Prospective and retrospective tests demonstrated the effectiveness of the instruments qualified as cash flow hedge.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2018	December 31, 2017
Unrealized gains on financial instruments
Current assets	4,512	—
	4,512	—
Unrealized losses on financial instruments
Current liabilities	(39)	—
Non-current liabilities	—	(1,267)
	(39)	(1,267)

	March 31, 2018	March 31, 2017
Net Income
Gains on financial instruments	674	8,676
Losses on financial instruments	(1,461)	(18,407)
	(787)	(9,731)
Other comprehensive income
Losses on financial instruments	5,761	(7,663)
	5,761	(7,663)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. Therefore, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.1 billion (designated as hedges) is recognized in Other Comprehensive Income, while the exchange rate on the portion of US$ 0.5 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment in foreign operations its financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Other Comprehensive Income as an unrealized loss, net of taxes, in the amount of R$ 36,134 for the three-month period ended on March 31, 2018 (gain of R$ 214,514 for the three-month period ended on March 31, 2017).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2018, the Company had some assets that the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2018 and December 31, 2017, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents	2,375,447	2,555,338	—	—	2,375,447	2,555,338
Short-term investments - Held for Trading	870,691	821,518	221,949	238,008	648,742	583,510
Trade Accounts receivable	3,596,583	2,798,420	—	—	3,596,583	2,798,420
Unrealized gains on financial instruments	4,512	—	—	—	4,512	—
Other current assets	415,361	469,737	—	—	415,361	469,737

Non-current assets
Related parties	44,992	51,839	—	—	44,992	51,839
Judicial deposits	2,073,208	2,051,181	—	—	2,073,208	2,051,181
Other non-current assets	518,414	542,973	—	—	518,414	542,973
	9,899,208	9,291,006	221,949	238,008	9,677,259	9,052,998

Current liabilities
Trade accounts payable	3,496,330	3,179,954	—	—	3,496,330	3,179,954
Short-term debt	2,179,677	2,004,341	—	—	2,179,677	2,004,341
Unrealized losses on financial instruments	39	—	—	—	39	—
Other current liabilities	592,273	625,410	—	—	592,273	625,410

Non-current liabilities
Long-term debt	14,495,824	14,457,315	—	—	14,495,824	14,457,315
Debentures	43,844	47,928	—	—	43,844	47,928
Related parties	1,303	—	—	—	1,303	—
Unrealized losses on financial instruments	—	1,267	—	—	—	1,267
FIDC Obligation	1,159,764	1,135,077	—	—	1,159,764	1,135,077
Other non-current liabilities	575,476	653,670	—	—	575,476	653,670
	22,544,530	22,104,962	—	—	22,544,530	22,104,962

h) Changes in liabilities arising from financing activities:

The Company demonstrates below the changes in the liabilities of Cash Flow from financing activities, of the Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2017	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2018
Related Parties, net	(51,839)	7,704	—	(4)	450	(43,689)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	16,510,851	168,385	(235,256)	273,841	(2,949)	16,714,872

		Cash effects		Non-cash effects
	January 01, 2017	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2017
Related Parties, net	(57,541)	2,852	—	—	—	(54,689)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	20,576,866	(458,193)	(361,642)	357,511	(403,254)	19,711,288

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings are sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2018	December 31, 2017
a) Tax provisions	266,823	257,621
b) Labor provisions	469,959	517,329
c) Civil provisions	54,300	52,933
	791,082	827,883

a) Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of the ICMS from the tax base for contributions to PIS and COFINS, with respect to which the Company made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 02, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

Pursuant to paragraph 14 of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF (sitting en banc) in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision, through the recognition of R$ 929,711 in the line Reversal of contingent liabilities, net (Operational result) and R$ 369,819 in the line Reversal of monetary update of contingent liabilities, net (Financial Result), in its income statement. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required, pursuant to paragraph 59 of IAS 37. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

The balance of judicial deposits as of March 31, 2018, in the amount of R$ 1,707,761, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

The other tax provisions refer substantially to the discussions regarding the offset of PIS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involves individually significant amounts and corresponds mainly to overtime pay, additional night work, hours in itinere, health hazard premium, and hazardous duty premium, indemnity for occupational accidents, occupational illness and moral damages, among others.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of March 31, 2018 the amount shown as provision liabilities.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 477,223.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 316,259; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 633,560, (iii) social security contributions in the total of R$ 94,900 and (iv) other taxes , whose updated total amount is currently R$ 568,350.

a.3) The Company and its subsidiary Gerdau Aços Longos SA are parties to three administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements “(PPE) or” Prepayment of Exports “(RAE), in the updated amount of R$ 402,571, of which: (i) R$ 122,871 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, awaiting a judgment of a Voluntary Appeal at the first instance of CARF; (ii) R$ 129,925 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos, which is awaiting a challenge and; (iii) R$ 149,775, corresponds to a lawsuit filed by the Company that awaits a challenging judgment.

a.4) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,506,467. Such proceedings relate to profits generated abroad, of which (i) R$ 1,333,411 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 964,928 relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (i.b) R$ 368,483 relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and was subject to special appeal which was partially granted in CARF’s superior tribunal with the publication of the judgment on May 25, 2017, and is currently awaiting due diligence by the Internal Revenue Service, as determined by the CARF decision, and new appeals may be filed after the conclusion of such procedure; and (ii) R$ 173,056 correspond to a proceeding involving the Company, whose voluntary appeal in CARF’s lower tribunal was dismissed, for which a special appeal was filed, and currently awaits judgment in CARF’s superior tribunal.

a.5) The Company (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 6,370,889, of which (i) R$ 5,005,194 correspond to four proceedings involving the Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution by the subsidiary Gerdau Aços Longos S.A. were initiated, in their respective proceedings, which total the amount of R$ 3,222,561, and also by the Company, in its respective lawsuit, which amounts to R$ 367,415; (ii) R$ 607,596 correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 536,554 correspond to two proceeding involving the subsidiary Gerdau Aços Longos S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal and having been presented Embargoes of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Declaration against those decisions, which are pending of judgment; and (iv) R$ 124,495 correspond to one proceeding involving the Company (as successor of Gerdau Aços Especiais S.A.), which had its Declarations of Appeal, filed against a decision that dismissed its Voluntary Appeal,reason for which a Special Appeal was filed, awaiting judgment; and (v) R$ 97,050 correspond to a lawsuit filed by the Company (as successor to Gerdau Aços Especiais S.A.), that the company was served of the tax assessment notice on March 23, 2018.

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which report to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases in CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and as of the date of the approval of these financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Sentences were handed down for the dismissal of the actions and both are found in appeal phase.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 193,935. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal advisors.

c) Administrative proceeding — Brazilian Securities Commission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

S.A. (4.90%), having as counterparties Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business purpose and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense for the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2018	December 31, 2017
Tax	1,909,031	1,883,562
Labor	129,458	128,849
Civil	34,719	38,770
	2,073,208	2,051,181

IV) Contingent Asset - Eletrobrás Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobrás)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issuance. Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobrás, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will finally be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, suggests that an inflow of economic benefits may occur in the future. However, there are still substantial uncertainties on the timing, the way and the amount to be realized so that it is not yet practicable to reasonably determine that the realization of the gain arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2018	December 31, 2017
Assets
Joint Venture
Gerdau Corsa SAPI de C.V.	—	7

Others
Fundação Gerdau	44,992	51,832
	44,992	51,839

Liabilities
Parent company
Metalúrgica Gerdau S.A.	(145)	—

Joint Venture
Diaco S.A.	(1,158)	—
	(1,303)	—

	For the three-month period ended
	March 31, 2018	March 31, 2017
Net financial loss	4	—

b)             Operations with related parties

During the three-month periods ended on March 31, 2018, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 349,685 (R$ 88,651 as of March 31, 2017) and purchases in the amount of R$ 18,261 as of March 31, 2018 (R$ 31,815 as of March 31, 2017). The net balance totals R$ 331,424 as of March 31, 2018 (R$ 56,836 as of March 31, 2017).

During the three-month period ended on March 31, 2018, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 56 for the three-month period ended on March 31, 2018 (R$ 270 on March 31, 2017). Additionally , the Company recorded revenues of R$ 111 in the three-month period (R$ 200 on March 31, 2017), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2018	Balance as of December 31, 2017
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	Apr/44	1,661,900	1,654,000
Diaco S.A.	Joint-venture	Financing Agreements	137,700	Aug/18	138,046	128,019
Armacero-Matco S.A., Salomon Sack S.A.	Subsidiary	Financing Agreements	214,793	Dec/18	232,072	226,700
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	Jan/20	1,719,824	1,711,649
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	Jan/21	1,578,047	1,570,546
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	1,973,313	Jul/18 - Dec/21	1,950,343	1,797,856
Gerdau Summit Aços Fundidos e Forjados S.A.	Joint-venture	Financing Agreements	130,164	Aug/25	23,455	6,550
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	Apr/24	3,046,455	3,031,974
Sipar Aceros S.A.	Subsidiary	Financing Agreements	436,959	Sep/18 - Sep/21	69,586	85,920
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	Apr/23	1,800,851	1,792,291
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,129,985	Oct/27	2,160,470	—
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	98,359	Sep/18 - Feb/19	240,136	287,690
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	2,960,203	Jan/20 - Feb/21	2,407,890	2,158,271
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 25 yers	103,596	Oct/37	169,514	168,708
Gerdau Ameristeel US. Inc.	Subsidiary	Bond 30 yers	46,460	May/37	76,447	76,084
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	Oct/24 - Dec/30	273,108	282,534
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	7,007	Dec/18	7,007	7,007
Siderurgica Zuliana, C.A.	Subsidiary	Financing Agreements	50,010	Dec/18	—	33,080
Gerdau Aços Longos S.A.; Gerdau Açominas S.A.	Subsidiary	Financing Agreements	770,000	Jul/18	717,201	478,729
Gerdau Ameristeel Corporation; Gerdau Ameristeel US Inc.; Gerdau Macsteel Inc.; Comercial Gerdau Bolivia S.A.; Gerdau Aza S.A.; Gerdau Metaldom S.A.; Sipar Aceros S.A.; Gerdau Hungria Holdings LLC; Aceros Corsa S.A. de C.V.; Gerdau Corsa S.A.P.I de C.V.;	Subsidiary and Joint-venture	Financing Agreements	—	Oct/20	173,229	178,200
Gerdau GTL México S.A. de C.V.; Sidertul S.A. de C.V.; Steelchem Trading Corporation; Empresa Siderúrgica Del Perú S.A.A.; Gerdau Hungria Y CIA, S.R.C and Gerdau Laisa S.A.

c)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 0 as of March 31, 2018 (R$ 10,688 as of December 31, 2017), which corresponds to 0 debentures (105,660 as of December 31, 2017).

d)             Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,127 for the three-month period ended on March 31, 2018 (R$ 8,299 for the three-month period ended on March 31, 2017). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 382 for the three-month period ended on March 31, 2018 (R$ 285 on March 31, 2017).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 5,157 during the three-month period ended on March 31, 2018, respectively (R$ 3,649 for the three-month period ended on March 31, 2017).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 16 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,159,764 recognized in the account “Obligations with FIDC” as of March 31, 2018 (R$ 1,135,077 as of December 31, 2017).

NOTE 17 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2018		December 31, 2017
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,137,327,184	571,929,945	1,137,018,570
Acquisition of Treasury shares	—	(10,000,000)	—	—
Exercise of stock option	—	1,182,379	—	308,614
Assignment of preferred shares	—	1,309,336	—	—
Balance at the end of the period	571,929,945	1,129,818,899	571,929,945	1,137,327,184

On March 31, 2018, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2018						December 31, 2017
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	95,470,262	8.3	653,369,163	38.0	557,898,901	97.3	95,471,131	8.3	653,370,032	38.0
Brazilian institutional investors	449,161	0.1	157,905,264	13.8	158,354,425	9.2	254,785	—	155,227,424	13.5	155,482,209	9.0
Foreign institutional investors	6,828,784	1.2	426,472,454	37.2	433,301,238	25.2	7,254,556	1.3	708,109,387	61.8	715,363,943	41.6
Other shareholders	6,753,099	1.2	449,970,919	39.3	456,724,018	26.6	6,521,703	1.1	178,519,242	15.6	185,040,945	10.8
Treasury stock	1,697,538	0.2	16,212,346	1.4	17,909,884	1.0	1,697,538	0.3	8,704,061	0.8	10,401,599	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2018				December 31, 2017
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	8,704,061	75,528	1,697,538	557	9,012,675	98,189
Repurchase of shares	—	—	10,000,000	149,711	—	—	—	—
Exercise of stock option	—	—	(1,182,379)	(20,317)	—	—	(308,614)	(22,661)
Assignment of preferred shares	—	—	(1,309,336)	(11,622)	—	—	—	—
Balance at the end of the period	1,697,538	557	16,212,346	193,300	1,697,538	557	8,704,061	75,528

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 11.92.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

NOTE 18 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2018			March 31, 2017
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	148,139	292,890	441,029	272,960	542,381	815,341

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,934,258	1,130,792,956		571,929,945	1,136,443,021

Earnings per share (in R$) — Basic	0.26	0.26		0.48	0.48

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2018	March 31, 2017
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	292,890	542,381
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,347	2,303
	294,237	544,684

Net income allocated to common shareholders	148,139	272,960
Less:

Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,347)	(2,303)

	146,792	270,657

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,934,258	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,130,792,956	1,136,443,021
Potential increase in number of preferred shares outstanding due to the long term incentive plan	15,619,016	14,539,277
Total	1,146,411,972	1,150,982,298

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.26	0.48

NOTE 19 — LONG-TERM INCENTIVE PLANS

a)             Restricted Shares and Performance Shares Plan:

Balance as of January 01, 2017	20,433,491
Granted	3,170,952
Forfeited	(1,901,782)
Exercised	(2,727,577)
Balance on December 31, 2017	18,975,084
Granted	2,389,491
Forfeited/Canceled	(988,665)
Exercised	(2,555,664)
Quantity on March 31, 2018	17,820,246

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date during the vesting period of each grant. The grace period for the year is 3 years for grants made as from 2017 and 5 years for grants made up to 2016. The costs with long-term incentive plans recognized in the income statement in the three months period ended on March 31, 2018 was R$ 9,252 (R$ 4,829 on March 31, 2017).

As of March 31, 2018 the Company has a total of 16,212,346 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b)             Stock Options Plan:

	March 31, 2018		December 31, 2017
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	292,391	17.91	569,115	16.64
Options Exercised	(33,499)	14.14	—	—
Options Forfeited	(243,412)	18.62	(276,724)	15.11
Available at the end of the period	15,480	15.47	292,391	17.91

The average market price of the share in the three month period ended on March 31, 2018 was R$ 15.16 (R$ 11.19 in the year ended December 31, 2017).

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2018*
			R$
R$ 14.46	10,754	0.9	14.11	10,754
R$ 18.58	4,726	5.0	18.58	4,726
	15,480			15,480

*The total of options vested that are exercisable on March 31, 2018 is 15,480 (57,668 on December 31, 2017).

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2018	March 31, 2017
Depreciation and amortization	(453,516)	(528,058)
Labor expenses	(1,356,543)	(1,362,590)
Raw material and consumption material	(6,625,727)	(5,384,241)
Freight	(613,914)	(529,889)
Other expenses/income	(389,831)	(375,982)
Gains and losses on assets held for sale and sales os interest in subsidiaries	(3,497)	—
Reversal of contingent liabilities, net	—	929,711
	(9,443,028)	(7,251,049)

Classified as:
Cost of sales	(9,049,700)	(7,804,777)
Selling expenses	(150,435)	(138,446)
General and administrative expenses	(269,996)	(301,047)
Other operating income	48,857	68,966
Other operating expenses	(18,257)	(5,456)
Gains and losses on assets held for sale and sales os interest in subsidiaries	(3,497)	—
Reversal of contingent liabilities, net	—	929,711
	(9,443,028)	(7,251,049)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2018	March 31, 2017
Income from short-term investments	12,377	30,292
Interest income and other financial incomes	18,940	51,535
Financial income total	31,317	81,827

Interest on debts	(273,841)	(357,511)
Monetary variation and other financial expenses	(92,190)	(105,726)
Financial expenses total	(366,031)	(463,237)

Exchange variations, net	(7,063)	75,038
Reversal of monetary update of contingent liabilities, net	—	369,819
Gains and Losses on derivatives, net	(787)	(9,731)
Financial result, net	(342,564)	53,716

NOTE 22 — SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	September 30, 2017	March 31, 2017
Net sales	3,611,171	2,784,250	4,427,976	3,624,092	966,828	1,003,478	1,731,586	1,356,646	(348,761)	(309,802)	10,388,800	8,458,664
Cost of sales	(2,929,409)	(2,484,543)	(4,188,410)	(3,514,124)	(810,638)	(901,328)	(1,467,265)	(1,215,148)	346,022	310,366	(9,049,700)	(7,804,777)
Gross profit	681,762	299,707	239,566	109,968	156,190	102,150	264,321	141,498	(2,739)	564	1,339,100	653,887
Selling, general and administrative expenses	(148,419)	(140,357)	(142,370)	(149,493)	(43,432)	(52,661)	(43,134)	(41,491)	(43,076)	(55,491)	(420,431)	(439,493)
Other operating income (expenses)	(148)	2,126	2,343	5,245	2,857	5,305	2,051	5,547	23,497	45,287	30,600	63,510
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	—	—	—	—	—	—	—	(3,497)	—	(3,497)	—
Reversal of contingent liabilities, net	—	—	—	—	—	—	—	—	—	929,711	—	929,711
Equity in earnings of unconsolidated companies	—	—	(19,298)	(18,884)	28,283	11,821	3,210	1,376	5,554	4,877	17,749	(810)
Operational income (Loss) before financial income (expenses) and taxes	533,195	161,476	80,241	(53,164)	143,898	66,615	226,448	106,930	(20,261)	924,948	963,521	1,206,805
Finacial result, net	(98,100)	(160,187)	(11,979)	(13,075)	(57,010)	(23,243)	(25,017)	(32,734)	(150,458)	282,955	(342,564)	53,716
Income (Loss) before taxes	435,095	1,289	68,262	(66,239)	86,888	43,372	201,431	74,196	(170,719)	1,207,903	620,957	1,260,521
Income and social contribution taxes	(108,328)	(1,981)	(27,237)	54,670	(28,760)	(20,035)	(44,933)	(26,000)	36,712	(443,631)	(172,546)	(436,977)
Net income (Loss)	326,767	(692)	41,025	(11,569)	58,128	23,337	156,498	48,196	(134,007)	764,272	448,411	823,544

Supplemental information:
Net sales between segments	321,134	273,875	14,949	15,054	1,571	1,441	11,107	19,432	—	—	348,761	309,802

Depreciation/amortization	217,460	227,098	123,751	172,467	25,886	43,276	86,419	85,217	—	—	453,516	528,058

	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Investments in associates and jointly-controlled entities	—	—	349,168	346,080	629,562	584,898	202,830	199,647	149,884	149,674	1,331,444	1,280,299
Total assets	17,361,966	17,051,262	15,081,738	14,872,755	5,362,835	5,208,265	9,038,229	8,834,041	4,425,039	4,335,438	51,269,807	50,301,761
Total liabilities	9,871,797	9,592,948	3,611,653	3,315,546	1,866,381	1,711,963	2,776,829	2,753,091	9,008,616	9,034,272	27,135,276	26,407,820

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Asia		Consolidated
	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Net sales	3,853,677	2,900,961	1,142,696	1,173,166	5,217,730	4,274,507	174,697	110,030	10,388,800	8,458,664

	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Total assets	24,365,619	23,872,075	6,173,245	6,009,394	19,996,988	19,629,950	733,955	790,342	51,269,807	50,301,761

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2018

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2017, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value and/or that exceeded the book value as shown below: a) North America: below book value of R$ 506 million; b) Special Steel: exceeded book value by R$ 3,422 million; c) South America: exceeded book value by R$ 265 million; and d) Brazil: exceeded the book value by R$ 999 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 310 million; b) Special Steel: exceeded the book value by R$ 3,596 million; c) South America: exceeded the book value by R$ 318 million; and d) Brazil: exceeded the book value by R$ 1,254 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2018 is required.

The Company will maintain over 2018 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I)  On April 11, 2018, the Company, jointly with Votorantim Cimentos and Grupo Tigre, announced the creation of a new company to manage and promote a loyalty program for Brazil’s retail construction industry, called Juntos Somos +. The initiative functions like a benefits program for stores and respective vendors, with the aim of improving service to end customers and to construction industry professionals. This means that each sale of products of the companies participating in the program (steel, cement, mortar and grout, pipes and fittings, etc.) generates points, which can be exchanged for goods or services by store owners, vendors and clerks, according to the results of interest and applicable regulations. For example, points can be exchanged for technical courses, management training programs, goods and equipment, software sales and more. Votorantim Cimentos, founder of the program in 2015, will have a 45% stake, while Gerdau and Grupo Tigre each will have 27.5%. The operation of the new company is subject to approval from Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica.

II)  On May 7, 2018, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on May 21, 2018, in the amount of R$ 136.1 million (R$ 0.08 per common and preferred share), with payment on June 1, 2018, which was submitted and approved by the Board of Directors on May 8, 2018.

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